FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of February 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Friday, February 24, 2006

VISION GRANDE SHAREHOLDERS APPROVE AMCOR DEAL

Amcor is pleased to announce that shareholders of the Hong Kong publicly listed company, Vision Grande Group Holdings Limited (Vision Grande) have approved at an EGM on February 23, 2006 resolutions relating to:

•                  The purchase of Amcor’s two China tobacco packaging operations with consideration of 121.1 million Vision Grande shares with assumed share price of HK$4.20 per share;

•                  Allotment and issue of 16.67 million new Vision Grande shares at HK$4.20 per share to Amcor; and

•                  A further allotment of 96 million shares at HK$2.50 per share to Amcor.

Full details are contained in the Vision Grande announcement to the Hong Kong Stock Exchange attached.

Following completion, Amcor will own approximately 44% of the issued capital of Vision Grande.

ENDS

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 24 February 2006

	By:	/s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel